iQSTEL Inc.

300 Aragon Avenue, Suite 375

Coral Gables, FL 33134

Via EDGAR

December 4, 2024

United States Securities and Exchange Commission

100 F Street, N.E. Mailstop 3720

Washington D.C., 20549-7010

Attention: Anastasia Kaluzienski

Re: iQSTEL Inc

Form 10-K for the Year Ended December 31, 2023

File No. 000-55984

Dear Anastasia Kaluzienski:

I write on behalf of iQSTEL Inc. (the “Company”) in response to Staff’s letter of November 8, 2024, by the Division of Corporation Finance of the United States Securities and Exchange Commission (the “Commission”) regarding the above-referenced file number (the Comment Letter”).

Paragraph numbering used for each response corresponds to the numbering used in the Comment letter.

Form 10-K for the Year Ended December 31, 2023

Audited Financial Statements

Note 2. Summary of Significant Accounting Policies

Revenue Recognition, page F-11

1. We note the Company recognizes revenue related to "monthly usage charges and other recurring charges" during the period in which the telecommunication services are rendered. Please expand your revenue recognition policy and explain to us:

• the specific performance obligations of the Company in its contracts with its customers;

• what is specifically being used that results in "usage" charges; and

• the nature of the "other recurring charges" and the services provided resulting in revenue recognition.

In response to this comment, the Company recognizes revenue from contracts with customers in accordance with FASB ASC Topic 606, Revenue from Contracts with Customers (Topic 606) (ASC 606). ASC 606, along with its related amendments, requires companies to recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which they expect to be entitled in exchange for those goods or services. The standard prescribes the following five-step model for recognizing revenue, the application of which may require significant judgment:

1.	Identify the contract with a customer.
2.	Identify the performance obligations in the contract.
3.	Determine the transaction price.
4.	Allocate the transaction price to performance obligations in the contract.
5.	Recognize revenue as performance obligations are satisfied.

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The Company recognizes revenue related to monthly usage charges and other recurring charges during the period in which the telecommunication services are rendered, provided that persuasive evidence of a sales arrangement exists, and collection is reasonably assured. Management considers persuasive evidence of a sales arrangement to be a written interconnection agreement. The Company’s payment terms vary by client.

With respect to the specific performance obligations of the Company in its contracts with its customers, our standard service agreement stablishes the following:

•	The Company agrees to furnish to Customer, and Customer agrees to purchase from the Company, International Long Distance telecommunication services and/or SMS services at the rates agreed to in writing by the Parties.
•	The Company will provide, operate and maintain communications equipment, international links and network administration and support in the United States and other countries as may be agreed upon.
•	The Company will be responsible for its own expenses and will provide, operate, and maintain transmission facilities required to link its domestic network with the other Party's nearest point of presence (POP).
•	The Company shall provide the Customer with all required IP network addresses, Domain Name Server (DNS) information and, if necessary, the associated prefixes used to exchange voice traffic as provided on the provisioning form.
•	The Company shall take all appropriate security measures to protect its network from fraudulent traffic coming from unknown or unauthorized sources. Any and all IP and network information received by the Company from Customers for the purposes of this agreement shall be held in strict confidentiality, and disclosed only to those employees or personnel with a need to know. The Company shall inform Customers as soon as practical of any possible breaches or hacking of its or its Customers’ networks, and take the necessary measures to block or prevent unauthorized traffic.

With respect to what is specifically being used that results in "usage" charges, in the telecom voice and SMS business services, usage charges refer to the fees that customers are billed based on their actual usage of the services. For voice services, this typically means charges based on the duration of calls made. For SMS (text messaging), it usually means charges per message sent.

With respect to the nature of the "other recurring charges" and the services provided resulting in revenue recognition, these are referred to charges for services such as (1) Global DIDs, (2) Global Toll-Free Numbers, (3) PBX (Private Branch Exchange) for small businesses, and (4) SIP Trunking. These services usually have set-up fees and are offered in a subscription or month-to-month basis.

2. With respect to each specified service promised to the end customer in your revenue arrangements, please provide us your analysis of whether the Company is the principle or agent. Identify in this analysis each specified service being provided to the end customer and explain how the Company controls this service. Refer to the guidance IN ASC 606-10-55-36 through 55-40. Explain to us your consideration of the indicators of control in ASC 606-10-55-39.

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Service Provided	Condition in which the service is provided	How the Company controls the service (ASC 606-10-55-39)	Reference to ASC 606
International Voice Termination for carriers	Principle	The Company is primarily responsible for fulfilling the promise to provide the specified service. The Company has discretion in establishing the price for the specified service.	606-10-55-37 606-10-55-37A 606-10-55-37B
International SMS termination	Principle	The Company is primarily responsible for fulfilling the promise to provide the specified service. The Company has discretion in establishing the price for the specified service.	606-10-55-37 606-10-55-37A 606-10-55-37B
Global DIDs	Principle

The Company is primarily responsible for fulfilling the promise to provide the specified service.

The Company has discretion in establishing the price for the specified service.

The Company has an inventory risk for the acquisition of a DID numbers before the service is provided to the customers.

606-10-55-37 606-10-55-37A 606-10-55-37B
Global Toll-Free Numbers.	Principle

The Company is primarily responsible for fulfilling the promise to provide the specified service.

The Company has discretion in establishing the price for the specified service.

The Company has an inventory risk for the acquisition of a DID numbers before the service is provided to the customers.

606-10-55-37 606-10-55-37A 606-10-55-37B
PBX	Principle	The Company is primarily responsible for fulfilling the promise to provide the specified service. The Company has discretion in establishing the price for the specified service.	606-10-55-37 606-10-55-37A 606-10-55-37B
SIP Trunking	Principle	The Company is primarily responsible for fulfilling the promise to provide the specified service. The Company has discretion in establishing the price for the specified service.	606-10-55-37 606-10-55-37A 606-10-55-37B

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The Company provides all services to the customers by using its own network infrastructure, and if the Company does not allow the customers to have access to that network infrastructure, the customers will not have access to the services.

Sincerely

/s/ Alvaro Cardona

Alvaro Cardona

Chief Financial Officer

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